UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Sea Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

81141R100**

(CUSIP Number)

Kerry Group Corporate Services Limited

31/F., Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong

Telephone +852 2525 7211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American depositary shares, each representing one Class A ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81141R100	Schedule 13D	Page 2 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerry Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cook Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,190,080
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,190,080

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,190,080
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14.	TYPE OF REPORTING PERSON (see instructions) HC, CO

CUSIP No. 81141R100	Schedule 13D	Page 3 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bright Magic Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,560,283
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,560,283
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,283
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 4 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Crystal White Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,270,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,270,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,270,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 5 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fexos Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,926,071
	8.	SHARED VOTING POWER 775,031
	9.	SOLE DISPOSITIVE POWER 2,926,071
	10.	SHARED DISPOSITIVE POWER 775,031

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,701,102
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 6 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerry Asset Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 775,031
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 775,031
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 775,031
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 7 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macromind Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,358,695
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,358,695
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,358,695
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 8 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paxton Ventures Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 9 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Super Class Ventures Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 10 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Velmar Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,300,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,300,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 11 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) City Jet Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,300,216
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,300,216
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,216
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 12 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peacebright Assets Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 222,030
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 222,030
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,030
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 13 of 21 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KUOK Khoon Hua
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000
	8.	SHARED VOTING POWER 16,712,326
	9.	SOLE DISPOSITIVE POWER 10,000
	10.	SHARED DISPOSITIVE POWER 16,712,326

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,722,326
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 81141R100	Schedule 13D	Page 14 of 21 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 14, 2018 by the Reporting Persons therein, as amended by Amendment No. 1 thereto filed on June 19, 2018 (the “Original Schedule 13D” and together with this Amendment No. 2, this “Schedule 13D”).

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background.

Item 2(a), (b), (c) and (f) are hereby amended by replacing them in their entirety with the following:

(a)	This Schedule 13D is being filed jointly by:-

(i)	Kerry Group Limited, a company incorporated in the Cook Islands with limited liability (“KGL”);

(ii)	Bright Magic Investments Limited, a company incorporated in the British Virgin Islands with limited liability (“BMIL”);

(iii)	Crystal White Limited, a company incorporated in Hong Kong with limited liability (“CWL”);

(iv)	Fexos Limited, a company incorporated in the British Virgin Islands with limited liability (“FL”);

(v)	Kerry Asset Management Limited, a company incorporated in the British Virgin Islands with limited liability (“KAML”);

(vi)	Macromind Investments Limited, a company incorporated in the British Virgin Islands with limited liability (“MIL”);

(vii)	Paxton Ventures Limited, a company incorporated in the British Virgin Islands with limited liability (“PVL”);

(viii)	Super Class Ventures Limited, a company incorporated in the British Virgin Islands with limited liability (“SCVL”);

(ix)	Velmar Company Limited, a company incorporated in Hong Kong with limited liability (“VCL”);

(x)	City Jet Limited, a company incorporated in the British Virgin Islands with limited liability (“CJL”);

(xi)	Peacebright Assets Limited, a company incorporated in the British Virgin Islands with limited liability (“PAL”); and

(xii)	Mr. KUOK Khoon Hua

(each a “Reporting Person” and together, the “Reporting Persons”).

BMIL, CWL, FL, KAML, MIL and VCL are direct/indirect wholly-owned subsidiaries of KGL. PVL is an indirect subsidiary of KGL. SCVL is an indirect associate of KGL (i.e. KGL indirectly owns and controls more than 20% but less than 50% in SCVL). KGL may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares held by BMIL, CWL, FL, KAML, MIL, PVL, SCVL and VCL, if any.

KAML is a direct wholly-owned subsidiary of FL. FL may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares held by KAML.

FL, KAML, CJL and PAL, among others, are shareholders of SCVL. FL, KAML and CJL are, among others, shareholders of PVL.

Shareholders of KGL comprise members of the Kuok family in Hong Kong and elsewhere, their relatives, past and present executives and employees of the Kuok group of companies, related trusts of some or all of the aforesaid and/or companies owned or controlled by any of them, and charitable foundations established by the Kuok family. No single shareholder owns 20% or more of the voting shares of KGL.

CJL’s shareholders are Joyce M. Kuok Foundation (“JMKF”) and Zheng Ge Ru Foundation (“ZGRF”), both being companies incorporated in Hong Kong with limited liability. As Mr. KUOK Khoon Hua is a governor of JMKF and ZGRF, he may be deemed to have or share investment power which includes the power to dispose, or to direct the disposition of, the Shares held by CJL.

PAL is an investment company of a discretionary trust in which Mr. KUOK Khoon Hua is one of the discretionary beneficiaries. PAL is one of the shareholders of KGL. PAL is ultimately controlled by Kuok family members.

Mr. KUOK Khoon Hua is an Independent Director of the Issuer. He is a Director of KGL, KAML and SCVL. He has direct/indirect minority interest in KGL and SCVL, and via KGL he also has minority interest in BMIL, CWL, FL, KAML, MIL, PVL, SCVL and VCL. He may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares held by KGL, BMIL, CWL, FL, KAML, MIL, PVL, SCVL, VCL , CJL and PAL.

The directors of KGL are Mr. KUOK Khoon Chen, Mr. KUOK Khoon Ean, Mr. KUOK Khoon Ho, Ms. KUOK Hui Kwong and Mr. KUOK Khoon Hua. The directors of BMIL, CWL and MIL are Mr. KWOK Ping Leong and Ms. TONG Shao Ming. The directors of FL are Ms. Keren CHEN, Ms. TEO Ching Leun and Mr. TSE Kai Chi. The directors of KAML are Mr. Kuok Hock Nien, Mr. KUOK Khoon Hua and Ms. Keren CHEN. The directors of PVL are Ms. Keren CHEN and Ms. TEO Ching Leun. The directors of SCVL are Mr. KUOK Khoon Hua, Ms. Keren CHEN and Ms. TEO Ching Leun. The directors of VCL are Mr. KUOK Khoon Chen and Mr. TSE Kai Chi. The directors of CJL are Ms. Ruth KUOK and Ms. TEO Ching Leun. The directors of PAL are Madam HO Poh Lin, Mr. KUOK Khoon Ho and Ms. WONG Shiu Lin, Miranda. The members and governors of both JMKF and ZGRF are Mr. KUOK Hock Nien, Mr. KUOK Khoon Chen, Mr. KUOK Khoon Ean, Ms. KUOK Hui Kwong, Mr. KUOK Khoon Hua, Mr. KUOK Khoon Loong, Edward, Madam HO Poh Lin and Ms. Ruth KUOK.

The Reporting Persons have entered into an amended joint filing agreement dated August 24, 2020, a copy of which is attached hereto as Exhibit 1.

CUSIP No. 81141R100	Schedule 13D	Page 15 of 21 Pages

(b)

The business address of KGL is 32/F., Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong.

The business address of BMIL, CWL, FL, KAML, MIL, VCL, Mr. KUOK Khoon Hua and all directors of KGL, BMIL, CWL, FL, KAML, MIL, PVL, SCVL, VCL , CJL and PAL are 31/F., Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong.

The registered office of JMKF and ZGRF and the business address of all their members and governors are 31/F., Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong.

The registered office of PVL, SCVL, CJL and PAL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(c)

KGL is an investment holding company. It has diversified investments, including but not limited to, real estate, hotels and logistic services through its interests in Kerry Properties Limited, Shangri-La Asia Limited and Kerry Logistics Network Limited respectively, all of which are listed on the Hong Kong Stock Exchange.

BMIL, CWL, KAML and MIL’s principal business is investment and trading of financial instruments and equity securities.

FL, VCL, CJL and PAL’s principal business is investment holding.

PVL and SCVL’s principal business was investment holding in Shares of the Issuer and now has become dormant.

JMKF and ZGRF are charitable organizations.

Mr. KUOK Khoon Hua's present principal occupation/employment is the Vice Chairman and Chief Executive Officer of Kerry Properties Limited (a company listed on the Hong Kong Stock Exchange and a subsidiary of KGL). He is also the Chairman of Kerry Holdings Limited, a wholly-owned subsidiary of KGL incorporated in Hong Kong (“KHL”). He is also a director of a number of listed companies, including the Issuer.

The following is the present principal occupation/employment of directors of KGL, BMIL, CWL, FL, KAML, MIL, PVL, SCVL, VCL , CJL and PAL and members/governors of JMKF and ZGRF named in this Item 2 other than Mr. KUOK Khoon Hua, whose principal occupation/employment is stated above:-

KUOK Hock Nien	Retired
HO Poh Lin	Housewife
KUOK Khoon Chen	Chairman and Managing Director of KGL
KUOK Khoon Ean	Chairman of Kuok (Singapore) Limited and Director of KHL
KUOK Khoon Ho	Retired from employment. Director of KGL
KUOK Khoon Loong, Edward	Managing Director of Aberdeen Marina Holdings Limited (a subsidiary of KGL)
KUOK Hui Kwong	Chairman and Executive Director of Shangri-La Asia Limited (a company listed on the Hong Kong Stock Exchange and an associate of KGL)
Ruth KUOK	Director of Kuok Group Archives
Keren CHEN	Company Secretary / Group Co-General Counsel of KHL
KWOK Ping Leong	Executive of KHL
TEO Ching Leun	Group Co-General Counsel of KHL
TSE Kai Chi	Deputy Chief Financial Officer of KHL
TONG Shao Ming	Investment Director of KHL
WONG Shiu Lin, Miranda	Manager of the Chairman's Office of KGL

CUSIP No. 81141R100	Schedule 13D	Page 16 of 21 Pages

(f)

Mr. KUOK Khoon Hua is a citizen of Malaysia.

Mr. KUOK Hock Nien, Madam HO Poh Lin, Mr. KUOK Khoon Chen, Mr. KUOK Khoon Ho, Mr. KUOK Khoon Loong, Edward, Ms. KUOK Hui Kwong and Ms. Ruth KUOK are citizens of Malaysia. Mr. KUOK Khoon Ean, Mr. KWOK Ping Leong, Ms. TEO Ching Leun and Ms. TONG Shao Ming are citizens of Singapore. Ms. Keren CHEN and Mr. TSE Kai Chi are citizens of the United Kingdom. Ms. WONG Shiu Lin, Miranda is a citizen of the Hong Kong SAR.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following information:

The information set forth in Items 2, 4, 5 and 6 is hereby incorporated by reference into this Item 3.

PVL acquired 1,851,860 Shares and SCVL acquired 6,593,750 Shares prior to the Issuer’s initial public offering. Such acquisitions were financed by funds from their shareholders.

BMIL acquired in aggregate 2,160,283 Shares for an aggregate purchasing price of approximately US$41,592,000 with working capital funds from BMIL.

CWL acquired in aggregate 1,270,000 Shares for an aggregate purchasing price of approximately US$39,273,000 with working capital funds from CWL.

MIL acquired US$27,000,000 principal amount of 2.25% Convertible Senior Notes of the Issuer due 2023 (the “2023 CBs”) at a consideration of US$27,000,000 and US$100,000,000 principal amount of 1.00% Convertible Senior Notes of the Issuer due 2024 (the “2024 CBs”, and together with the 2023CBs, the “Convertible Notes”) at a consideration of US$100,000,000. All considerations were settled by working capital funds of MIL.

VCL acquired in aggregate 4,300,000 Shares for an aggregate consideration of US$96,750,000 with working capital funds from VCL.

10,000 Class A Ordinary Shares (as Restricted Share Awards) were granted by the Issuer to Mr. KUOK Khoon Hua on November 21, 2017, pursuant to the 2009 Share Incentive Plan of the Issuer (as amended), all of which have been vested.

On August 20, 2020, PVL and SCVL made pro-rata distributions in kind of 1,849,320 Shares and 6,588,053 Shares to their shareholders respectively. FL, KAML, CJL and PAL received 2,926,071 Shares, 775,031 Shares, 2,300,216 Shares and 222,030 Shares respectively from such distributions in kind without consideration.

Item 4.  Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding before the last paragraph thereof:

On August 20, 2020, BMIL, PVL and SCVL filed Forms 144 for selling on open market the number of Shares set forth next to its name below. KAML and Mr. KUOK Khoon Hua intend to file Forms 144 in the near future for selling on open market the number of Shares set forth next to its/his name below.

Name of Reporting Person	Number of Shares to sell
BMIL	1,533,333
PVL	2,540
SCVL	5,697
KAML	775,031
Mr. KUOK Khoon Hua	33,305

CUSIP No. 81141R100	Schedule 13D	Page 17 of 21 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5(a) and (b) are hereby amended by replacing them in their entirety with the following:

(a)-(b)	The information set forth in Items 2, 3, 4 and 6 is hereby incorporated by reference into this Item 5.

			Number of Shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned	Percentage of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
KGL	14,190,080 Shares (2)	4.2% (1)	0	14,190,080 Shares	0	14,190,080 Shares
BMIL	1,560,283 Shares (3)	0.5% (1)	1,560,283 Shares	0	1,560,283 Shares	0
CWL	1,270,000 Shares (4)	0.4% (1)	1,270,000 Shares	0	1,270,000 Shares	0
FL	3,701,102 Shares (5)	1.1% (1)	2,926,071 Shares	775,031 Shares	2,926,071 Shares	775,031 Shares
KAML	775,031 Shares (6)	0.2% (1)	775,031 Shares	0	775,031 Shares	0
MIL	3,358,695 Shares (7)	1.0% (1)	3,358,695 Shares	0	3,358,695 Shares	0
PVL	0	0.0%	0	0	0	0
SCVL	0	0.0%	0	0	0	0
VCL	4,300,000 Shares (8)	1.3%(1)	4,300,000 Shares	0	4,300,000 Shares	0
CJL	2,300,216 Shares (9)	0.7%(1)	2,300,216 Shares	0	2,300,216 Shares	0
PAL	222,030 Shares (10)	0.1%(1)	222,030 Shares	0	222,030 Shares	0
Mr. KUOK Khoon Hua	16,722,326 Shares (11)	4.98% (1)	10,000 Shares	16,712,326 Shares	10,000 Shares	16,712,326 Shares

			Number of Shares as to which such person has:
Name of Other Person named in item 2	Amount Beneficially Owned	Percentage of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
Madam HO Poh Lin	910,106 Shares (12)	0.3% (1)	0	910,106 Shares	0	910,106Shares
Mr. KUOK Hock Nien	910,106 Shares (13)	0.3% (1)	0	910,106 Shares	0	910,106 Shares
Ms. KUOK Hui Kwong	1,112,827 Shares (14)	0.3% (1)	813,927 Shares	298,900 Shares	813,927 Shares	298,900 Shares
Mr. KUOK Khoon Ho	444,060 Shares (15)	0.1% (1)	0	444,060 Shares	0	444,060 Shares
Ms. Ruth KUOK	314,496 Shares	0.1% (1)	314,496 Shares	0	314,496 Shares	0

(1)	As a percentage of 335,562,363 Class A Ordinary Shares outstanding as of July 31, 2020, as set forth in the Issuer’s Form 6-K filed on August 18, 2020.

(2)	KGL may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act): (i) 1,360,283 ADSs and 200,000 Class A Ordinary Shares held by BMIL, (ii) 1,270,000 ADSs held by CWL, (iii) 2,926,071 Class A Ordinary Shares held by FL , (iv) 775,031 ADSs held by KAML , (v) 3,358,695 ADSs issuable upon conversion of the MIL CBs (as defined below) held by MIL, and (vi) 4,300,000 ADSs held by VCL.

CUSIP No. 81141R100	Schedule 13D	Page 18 of 21 Pages

(3)	Represents 1,360,283 ADSs and 200,000 Class A Ordinary Shares held by BMIL.

(4)	Represents 1,270,000 ADSs held by CWL.

(5)	Represents 2,926,071 Class A Ordinary Shares held by FL and 775,031 ADSs held by KAML.

(6)	Represents 775,031 ADSs held by KAML.

(7)	Represents 1,363,945 ADSs issuable upon conversion of US$27,000,000 principal amount of the 2023 CBs at a conversion rate initially at 50.5165 ADSs per US$1,000 principal amount (i.e. equivalent to approximately US$19.80 per ADS) and 1,994,750 ADSs issuable upon conversion of US$100,000,000 principal amount of the 2024 CBs at a conversion rate initially at 19.9475 ADSs per US$1,000 principal amount (i.e. equivalent to approximately US$50.13 per ADS) held by MIL (the “MIL CBs”), subject to the terms and conditions of the Convertible Notes.

(8)	Represents 4,300,000 ADSs held by VCL.

(9)	Represents 2,300,216 Class A Ordinary Shares held by CJL.

(10)	Represents 222,030 Class A Ordinary Shares held by PAL.

(11)	Mr. KUOK Khoon Hua may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act): (i) 1,360,283 ADSs and 200,000 Class A Ordinary Shares held by BMIL, (ii) 1,270,000 ADSs held by CWL, (iii) 2,926,071 Class A Ordinary Shares held by FL , (iv) 775,031 ADSs held by KAML , (v) 3,358,695 ADSs issuable upon conversion of the MIL CBs held by MIL, (vi) 4,300,000 ADSs held by VCL, (vii) 2,300,216 Class A Ordinary Shares held by CJL, and (viii) 222,030 Class A Ordinary Shares held by PAL. Mr. KUOK Khoon Hua disclaims beneficial ownership of such Shares for all other purposes.

10,000 Class A Ordinary Shares (as Restricted Share Awards) were granted by the Issuer to Mr. KUOK Khoon Hua on November 21, 2017, pursuant to the 2009 Share Incentive Plan of the Issuer (as amended), all of which have been vested. KGL, BMIL, CWL, FL, KAML, MIL, VCL, PVL, SCVL, CJL and PAL will not be deemed to own beneficially such Shares under Rule 13d-3 of the Act or otherwise.

For full disclosure purpose, subsequent to August 20, 2020, PAL transferred 33,305 Shares (out of the 222,030 Shares disclosed above) to Mr. KUOK Khoon Hua without consideration on August 21, 2020.

(12)	Madam HO Poh Lin may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) 505,705 Shares (which are held by a company of which she may be deemed to have control) and 404,401 Shares (which are held/beneficially owned by a company of which Mr. KUOK Hock Nien has control). Madam HO Poh Lin disclaims beneficial ownership of such Shares for all other purposes.

(13)	Mr. KUOK Hock Nien may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) 404,401 Shares (which are held/beneficially owned by a company of which he has control) and 505,705 Shares (which are held by a company of which Madam HO Poh Lin may be deemed to have control). Mr. KUOK Hock Nien disclaims beneficial ownership of the 505,705 Shares for all other purposes.

(14)	Represents 813,927 Shares held by Ms. KUOK Hui Kwong and 298,900 Shares held by Mr. GAW Bryan Pallop &/or Ms. KUOK Hui Kwong.

(15)	Mr. KUOK Khoon Ho may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) 444,060 Shares, which are held by two companies of which he may be deemed to have control/holds 50% of shares. Mr. KUOK Khoon Ho disclaims beneficial ownership of such Shares for all other purposes.

CUSIP No. 81141R100	Schedule 13D	Page 19 of 21 Pages

Item 5(c) is hereby amended to add the following information:

(c)

On August 20, 2020, PVL and SCVL made pro-rata distributions in kind of 1,849,320 Shares and 6,588,053 Shares to their shareholders respectively. FL, KAML, CJL and PAL received 2,926,071 Shares, 775,031 Shares, 2,300,216 Shares and 222,030 Shares respectively from such distributions in kind without consideration. 505,705 Shares which are held by a company of which Madam HO Poh Lin may be deemed to have control, 252,852 Shares which are held by a company of which Mr. KUOK Hock Nien has control, 444,060 Shares which may be deemed beneficially owned by Mr. KUOK Khoon Ho and 314,496 Shares held by Ms. Ruth KUOK are also from such distributions.

On August 20, 2020 BMIL sold in aggregate 600,000 ADSs on open market at an average price per share of US$149.36.

On August 20, 2020, PVL sold 2,540 ADSs on open market at US$151.30 per share.

On August 20, 2020, SCVL sold 5,697 ADSs on open market at US$151.30 per share.

Shares bought/sold by Ms. KUOK Hui Kwong in the past sixty days under certain contracts with a financial institution are set out below:-

Transaction Date	Number of Shares bought / (sold)	Price per share
26/06/2020	(9,200)	USD 47.11
02/07/2020	150	USD 64.71
08/07/2020	598	USD 74.89
08/07/2020	299	USD 72.64
08/07/2020	(924)	USD 59.86
13/07/2020	(640)	USD 46.43
13/07/2020	(798)	USD 85.79
17/07/2020	(4,200)	USD 46.42
24/07/2020	(7,600)	USD 47.11
29/07/2020	559	USD 74.95
03/08/2020	819	USD 75.65
03/08/2020	1,032	USD 80.02
10/08/2020	(1,012)	USD 59.86
11/08/2020	(798)	USD 85.79
13/08/2020	(736)	USD 46.43
17/08/2020	(4,200)	USD 46.42

Item 5(e) is hereby amended by replacing it in its entirety with the following:

(e)

On August 20, 2020, KGL and Mr. KUOK Khoon Hua ceased to be beneficial owners (as that term is defined in Rule 13d-3 under the Act) of more than five percent of the Class A Ordinary Shares of the Issuer.

None of the other Reporting Persons has ever been a beneficial owner (as that term is defined in Rule 13d-3 under the Act) of more than five percent of the Class A Ordinary Shares of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following information:

Exhibit 1	Amended joint filing agreement dated August 24, 2020

CUSIP No. 81141R100	Schedule 13D	Page 20 of 21 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2020

KERRY GROUP LIMITED
(Incorporated in the Cook Islands with limited liability)

By: /s/ KUOK Khoon Hua Name: KUOK Khoon Hua
Title: Director

BRIGHT MAGIC INVESTMENTS LIMITED
(Incorporated in the British Virgin Islands with limited liability)

By: /s/ TONG Shao Ming Name: TONG Shao Ming
Title: Director

CRYSTAL WHITE LIMITED

By: /s/ TONG Shao Ming Name: TONG Shao Ming
Title: Director

FEXOS LIMITED
(Incorporated in the British Virgin Islands with limited liability)

By: /s/ Keren CHEN Name: Keren CHEN
Title: Director

KERRY ASSET MANAGEMENT LIMITED
(Incorporated in the British Virgin Islands with limited liability)

By: /s/ Keren CHEN Name: Keren CHEN
Title: Director

CUSIP No. 81141R100	Schedule 13D	Page 21 of 21 Pages

MACROMIND INVESTMENTS LIMITED
(Incorporated in the British Virgin Islands with limited liability)

By: /s/ TONG Shao Ming Name: TONG Shao Ming
Title: Director

PAXTON VENTURES LIMITED

By: /s/ Keren CHEN Name: Keren CHEN
Title: Director

SUPER CLASS VENTURES LIMITED

By: /s/ Keren CHEN Name: Keren CHEN
Title: Director

VELMAR COMPANY LIMITED

By: /s/ TSE Kai Chi Name: TSE Kai Chi
Title: Director

CITY JET LIMITED

By: /s/ TEO Ching Leun Name: TEO Ching Leun
Title: Director

PEACEBRIGHT ASSETS LIMITED

By: /s/ WONG Shiu Lin, Miranda Name: WONG Shiu Lin, Miranda
Title: Director

/s/ KUOK Khoon Hua KUOK Khoon Hua